Exhibit 21.1—List of Subsidiaries

Year ended December 31, 2001

Name of Subsidiary or Entity	Place of Incorporation
Digimarc ID Systems, LLC	Delaware
Digimarc ID Systems II, LLC	Delaware
Digimarc ID Systems International	Cayman Islands
Digimarc ID Systems (UK) Limited	United Kingdom
Digimarc ID Systems Canada Co.	Canada